Project Toystory Toymax International, Inc. JAKKS Pacific, Inc. July 9, 2002 July 2002 Updated Presentation to the Board of Directors

Table of Contents 1. Introduction 2. Summary of Proposed Transaction 3. Overview of Toymax Key Financial and Operating Issues Recent Developments Stock Price History and Ownership Historical and Projected Financial Data 4. Overview of JAKKS Summary Description Stock Price History Summary of Selected Equity Research Analyst Stock Ratings and Comments Historical and Projected Financial Data 5. Analysis of Proposed Transaction Appendix A. Form of Fairness Opinion Letter

Introduction 1

Toymax International, Inc. (the "Company") entered into a Merger Agreement, dated February 10, 2002, with JAKKS Pacific, Inc. ("JAKKS") and JP/TII Acquisition Corp. ("Newco") pursuant to which Newco will be merged with and into the Company and the Company's shareholders, other than JAKKS, will be entitled to receive $3.00 in cash plus 0.0798 share of JAKKS common stock, subject to certain adjustments, for each share of common stock of the Company (the "Merger Transaction"). The terms and conditions of the Merger Transaction are set forth in more detail in a definitive merger agreement dated February 10, 2002 (the "Merger Agreement"). In addition, on February 10, 2002, the Company and four of the Company's principal shareholders (the "Selling Shareholders") entered into a stock purchase agreement pursuant to which the Selling Shareholders sold to JAKKS approximately 8.1 million shares of common stock of the Company representing approximately 66.3% of the Company's outstanding common stock (the "Stock Acquisition"). Morgan Lewis Githens & Ahn, Inc. (the firm has since been renamed Morgan Lewins & Co. Inc. ("ML&Co.") rendered a written fairness opinion, dated February 10, 2002, to the Board of Directors of the Company that the consideration to be received by the Company's shareholders in the Merger Transaction and the Stock Acquisition was fair, from a financial point of view, to such shareholders. In rendering such opinion, ML&Co. noted the following: The estimated fair market value of the merger consideration to be received by the Company's minority shareholders was $4.50 per share based on JAKKS' average closing stock price for the 10 trading days ended February 7, 2002 of $18.866. The estimated fair market value of the merger consideration of $4.50 per share represented premiums of 115%, 88% and 72% to the Company's closing stock price as of February 5, February 6 and February 7, 2002, respectively. Introduction

The current estimated fair market value of the merger consideration to be received by the Company's minority shareholders is $4.37 per share based on JAKKS average closing stock price for the 10 trading days ended July 1, 2002 of $17.17. The estimated fair market value of the merger consideration of $4.37 per share represents virtually no premium to the Company's closing stock price as of July 1 ,2002 of $4.35. The neglible premium to its current stock price reflects the fact that Toymax's shares are trading at an implied value, based on the prior announced offer price by JAKKS in February 2002. The Boards of Directors of each of the Company, JAKKS and Newco have also requested ML&Co. to render an additional written opinion (the "Opinion") as to the fairness to the shareholders of the Company other than JAKKS, from a financial point of view, of the consideration to be received in the Merger Transaction. Introduction

JAKKS is a Nasdaq listed company with a current market capitalization of $425.0 million(a) For the latest twelve months ended March 30, 2002, Sales, EBITDA, Net Income and EPS were $284.2 million, $47.6 million, $33.6 million, and $1.70 per share, respectively. As of March 30, 2002, JAKKS had pro forma cash, marketable securities and equivalents on hand of approximately $82.0 million, or $3.48 per share. Toymax is a Nasdaq listed company with a current market capitalization of $56.3 million(b) For the year-ended March 31, 2002, Sales, EBITDA, Net Income and EPS were $94.9 million, ($8.0) million, ($8.8) million, and ($0.72) per share, respectively. As of March 31, 2002, Toymax had estimated cash on hand of approximately $0.9 million, or $0.08 per share. (a) Based on JAKKS' closing price of $17.17 per share on July 1, 2002. (b) Based on Toymax's closing price of $4.35 per share on July 1, 2002. (c) Includes Goldberg Family Trust. Introduction Executive Summary Executive Summary

Summary of Proposed Transaction 2

$3.00 per share in cash plus .0798 shares of JAKKS' common stock subject to the following conditions (1) if the Acquiror's average common stock price for the ten business days prior to the effective date of the merger is less $16.9173 (which is approximately 90% of JAKKS average stock price for the 10 business days prior to the signing of the Merger Agreement), then each remaining share of the Company's common stock shall receive a number of shares of JAKKS' common stock (or fraction thereof) equal to the rate obtained by dividing $1.35 by the average value of JAKKS' common stock for the ten business days prior to the effective date of the merger, and (2) if JAKKS' average common stock price for the ten business days prior to the effective date of the merger is greater than $20.6767 (which is approximately 110% of JAKKS average stock price for the 10 business days prior to the signing of the Merger Agreement), then JAKKS shall have the option but not the obligation to pay $1.65 per share in cash in lieu of .0798 shares of JAKKS' common stock. The estimated fair market value of the merger consideration is $4.37 per share based on JAKKS' average closing stock price for the 10 trading days ended July 1, 2002 of $17.17. Consideration Offered: Reverse triangular merger All Toymax stock options and warrants not exercised prior to the consummation of the Transaction will be converted into JAKKS options or other appropriate comparable rights based upon the Exchange Ratio Taxable transaction Transaction Structure: Summary of Key Terms of the Proposed Transaction Summary of Proposed Transaction

Summary of Key Terms of the Proposed Transaction Summary of Proposed Transaction Affirmative shareholder vote of Toymax shareholders Consummation of the Stock Acquisition Regulatory clearance (HSR) Other customary conditions Principal Conditions to Closing: Estimated Closing Date of Merger Transaction: July 2002

Overview of Toymax 3

Net sales declined 17.6% during the fiscal year ended March 31, 2002. Net losses of approximately ($9.7) million and ($8.8) million in fiscal years ended March 31, 2001 and March 31, 2002, respectively. In February 2002, Toymax's estimated net income for the fiscal year ending March 31, 2003 ranged from $4.4 to $6.4 million. However, the Company acknowledged that there were no assurances that it would return to profitability in fiscal 2003 and also acknowledged that its actual operating performance in fiscal 2002 was significantly worse than the financial projections that it had made at the beginning of such year. Small equity market capitalization of approximately $56.3 million with a public float of less than $10 million and a very illiquid stock (average daily trading volume was less than 5,000 shares in 2001). No equity research coverage and almost no institutional stock ownership or support. Key Financial and Operating Issues Overview of Toymax * Financial results mentioned above exclude non-recurring items.

Effective November 30, 2001, Toymax sold the net assets of the Monogram and Candy Planet segments of the business to an entity controlled by David Chu, the former Chairman of the Company's board of directors, for $2.25 million. In March 2002, Toymax decided to discontinue the operations of Maxverse, which commenced operations in fiscal 2001. Results of these operations, classified under discontinued operations and included in the accompanying financial statements are as follows: In connection with the acquisition, Toymax began a plan of reorganization resulting in the termination of certain licenses and agreements, closure of facilities, termination of employees, as well as various write-offs and impairments. The total charge for the fiscal year ended March 31, 2002 was $15.6 million, illustrated in detail below: Recent Developments Overview of Toymax

Price / Volume Graph Since IPO 10/21/1997 30 Day Average: $4.39 60 Day Average: $4.40 90 Day Average: $4.39 Overview of Toymax * All averages calculated as of July 1, 2002. February 11, 2002: Announcement of acquisition of TMAX by JAKK for $4.50 per share.

Price Performance vs. Selected Indices Since Toymax's IPO 10/21/1997 Source: Factset data Comparable Company Index includes all companies used in comparable company analysis. Overview of Toymax Overview of Toymax

Share Volume Histogram (June 28, 2000 - June 28, 2002) As shown by the chart below, over the past two years, 100% of Toymax's shares have changed hands at a price at or below the announced $4.50 offer price. Source: Factset data Overview of Toymax

Summary Income Statement ($ in millions, except per share amounts) Overview of Toymax Overview of Toymax

Analysis of Budgets, Revised Budgets and Actual Results ($ in millions) As is illustrated below, prior to the acquisition by JAKKS, Toymax had a history of missing its targeted financial budgets by significant amounts. Furthermore, actual results have often missed revised budgets by large margins. Overview of Toymax

Summary Balance Sheet ($ in millions) Overview of Toymax Overview of Toymax

Overview of JAKKS 4

Overview of JAKKS JAKKS is a multi-line, multi-brand toy company that designs, develops, produces and markets toys and related products. Most of the Company's products feature well-known brand names which are sold at lower price points which are less subject to market fads or trends. The Company's principal products include: World Wrestling Federation licensed action figures and accessories Flying Colors molded plastic activity sets Road Champ die-cast collectible and toy vehicles and Remco toy vehicles Pentech writing instruments and activity products Child Guidance infant and pre-school toys fashion dolls and related activities In addition, the Company has formed a joint venture with THQ, Inc. to develop, manufacture and market video games under an exclusive license with World Wrestling Federation Entertainment. JAKKS has been very successful at acquiring or licensing existing brand names or trademarks which the Company revitalizes by intensifying the marketing effort to restore and enhance consumer recognition and retailer interest. Specific acquisitions by JAKKS in recent years include: Date Approximate Business Acquired Purchase Price ($ in MM) Road Champs Feb. 1997 NA Remco & Child Guidance Oct. 1997 $12 Berk June 1999 $3 Flying Colors Oct. 1999 $54 Pentech Products July 2000 $56 Summary Description

Overview of JAKKS JAKKS' historical operating performance has been very strong in recent years: Net sales increased 37.3% in 2000 and 12.7% in 2001, including growth from acquisitions Diluted EPS increased from $1.39 in 1999 to $1.46 in 2000 and to $1.69 in 2001. On a latest twelve months basis ended March 31, 2002, diluted EPS was $1.70. JAKKS' future operating performance is also projected by various sources to be strong as well: In April 2002, the JAKKS publicly forecast 2002 net sales of $360 - $380 million (which would represent a 26%-34% increase from 2001) and 2002 diluted EPS of $1.90 - $2.01 (which would represent a 12%-19% increase from 2001 excluding restructuring charges) U.S. Bancorp Piper Jaffray estimates 2002 and 2003 diluted EPS of $1.83 and $2.10, respectively (research report dated May 28, 2002). The Company's financial position is also very strong (as of March 31, 2002): Cash & Equivalents $82.0 million (including $50.3 million from 5/22/02 equity offering and $16.7 million in short-term marketable securities) Total Debt & Minority Interest $5.0 million Stockholders' Equity $260.9 million JAKKS appears to be fairly valued: The Company's current stock price as of July 1, 2002, represents approximately 9.4x and 8.2x estimated diluted EPS for 2002 and 2003, respectively (based on U.S. Bancorp Piper Jaffray earnings estimates noted above). U.S. Bancorp Piper Jaffray 12 month price target for the Company's common stock is $24 which represents an approximate 39% premium to JAKKS' current stock price as of July 1, 2002. The Company's current stock price also represents approximately 70% of its high price for the latest 12 months of $25 which was reached on November 29, 2001. Summary Description

Price / Volume Graph Since IPO 5/2/1996 30 Day Average: $17.66 60 Day Average: $18.17 90 Day Average: $18.87 Overview of JAKKS * All averages calculated as of July 1, 2002.

Summary of Selected Equity Research Recent Quotes "Bottom line...we feel JAKKS is a compelling story, one that is well-situated for future growth." - Bear Stearns dated 6/4/02 "Overall, we believe JAKKS' focus on low-priced and strong branded consumer products will provide for significant market share, sales, and earnings growth in CY02 and CY03...We think shares of JAKKS will trade $24 or higher during the next twelve months." - U.S. Bancorp Piper Jaffray dated 5/28/02 Overview of JAKKS Overview of JAKKS

Summary Income Statement ($ in millions, except per share amounts) Overview of JAKKS Overview of JAKKS

Summary Quarterly Income Statement ($ in millions) Overview of JAKKS

Analysis of Proposed Transaction 5

Analysis of Proposed Transaction Summary Transaction Multiples Summary Transaction Multiples

Analysis of Proposed Transaction Implied Premium Analysis of Toymax

Pro Forma Stock Ownership Analysis of Proposed Transaction Analysis of Proposed Transaction

Analysis of Proposed Transaction Valuation Summary We employed the following three financial valuation methodologies in our analysis, the results of which are summarized below: of which are summarized below: of which are summarized below:

Analysis of Proposed Transaction Comparable Company Analysis Comparable Company Analysis

Analysis of Proposed Transaction Comparable Company Analysis ($ in millions, except per share amounts) ($ in millions, except per share amounts)

Analysis of Proposed Transaction Comparable Transaction Analysis Comparable Transaction Analysis

Analysis of Proposed Transaction Comparable Transaction Analysis ($ in millions, except per share amounts) ($ in millions, except per share amounts)

Analysis of Proposed Transaction Takeover Premium Analysis Takeover Premium Analysis

Analysis of Proposed Transaction Takeover Premium Analysis (cont'd) Takeover Premium Analysis (cont'd)

Appendix

Appendix A Form of Fairness Opinion